117 Avenue de Luminy—BP 30191 13009 Marseille, France	VIA EDGAR
January 26, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams

Re:	Innate Pharma S.A.
Registration Statement on Form F-3
Filed on January 13, 2021
File No. 333-252074
Acceleration Request
Requested Date:        January 28, 2021
Requested Time:       5:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-252074) (the “Registration Statement”) to become effective on January 28, 2021, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Cohen of Linklaters LLP, counsel to the Registrant, at +1 (212) 903 9014. Thank you for your assistance with this matter.
[Signature Page Follows]

Sincerely, Innate Pharma S.A.

By:	/s/ Mondher Mahjoubi
Mondher Mahjoubi Chief Executive Officer

cc:	Jeffrey Cohen, Linklaters LLP
Bertrand Sénéchal, Linklaters LLP
Pierre-Emmanuel Perais, Linklaters LLP
Clément Moine, Linklaters LLP
Andy Reynolds, Linklaters LLP